UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

_______________________________

SECURITY LAND & DEVELOPMENT CORPORATION
(Name of Subject Company (Issuer))

AB VALUE PARTNERS, LP (OFFEROR)
AB OPPORTUNITY FUND, LLC (OFFEROR)
AB VALUE MANAGEMENT, LLC (CONTROL PERSON OF OFFERORS)
(Name of Filing Persons)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

814348108
(CUSIP Number of Class of Securities)

Andrew Berger
AB Value Management, LLC
84 Elm Street
Westfield, New Jersey 07090
(732) 701-7008
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street NE
Atlanta, GA 30303
(404) 522-4700

_______________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,087,937.25	$1,053.29

(1)
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 5,243,107 shares of common stock of Security Land & Development Corporation (“Security Land & Development”) outstanding as of February 10, 2017, as set forth in Security Land & Development’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2016, less 50,000 shares of Security Land & Development common stock owned by an affiliate of Purchasers (as defined herein).
(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001159. Previously paid.

⬜ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N?A

⬜ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
⬜ issuer tender offer subject to Rule 13e-4.
⬜ going-private transaction subject to Rule 13e-3.
⬜ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ⬜

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

⬜ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
⬜ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 7, 2017, and amended by Amendment No. 1 thereto filed on May 3, 2017 (which, together with all amendments and supplements thereto, collectively constitute the “Schedule TO”), relating to the offer by AB Value Partners, LP, a Delaware limited partnership (“ABVP”), and AB Opportunity Fund, LLC, a Delaware limited liability company (“ABOF” and, together with ABVP, “Purchasers”), to purchase all of the outstanding shares of common stock, $0.10 par value per share (the “Shares”), in Security Land & Development Corporation, a Georgia corporation (“Security Land & Development” or the “Company”), at a purchase price of $1.75 per share, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), each dated April 7, 2017 and amended on May 3, 2017, and as each may be supplemented or amended from time to time (which, together with all such amendments and supplements, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided by this Amendment No. 2. Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein shall have the meaning given to such terms in the Offer to Purchase.

Items 1 Through 9; Item 11.

The Offer to Purchase and the Schedule TO, to the extent Items 1 through Items 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

1.
Extension of Expiration Date. Purchasers have extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on May 19, 2017, unless the Offer is further extended. (The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on May 16, 2017.) Accordingly, the Offer to Purchase is amended by amending each reference to the Expiration Date to be 5:00 p.m., New York City time, on May 19, 2017, unless the Offer is further extended, including, without limitation, each such reference in the Offer to Purchase on its cover page, in the section entitled “Summary Term Sheet” (including, without limitation, in response to the question “How long do I have to decide whether to tender in the Offer?”), in the section entitled “Introduction”, in the section entitled “The Offer” and in each other reference to the Expiration Date in the Offer to Purchase or Letter of Transmittal. Specifically, the date “May 16, 2017” is amended and replaced by “May 19, 2017” in each place it appears.

2.
Tenders to Date. The Depositary has advised that, as of 5:00 p.m., New York City time, on May 11, 2017, approximately 25,000 Shares have been tendered in the Offer and not withdrawn.

Item 12  Exhibits.

Exhibit 12 of the Schedule TO is hereby supplemented by adding the following Exhibit.

ExhibitN umber	Description

(a)(5)(C)	Press Release issued by Purchasers, dated May 12, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

AB VALUE PARTNERS, LP

By:	/s/ Andrew Berger
Name:	Andrew Berger
Title:	Manager

AB OPPORTUNITY FUND, LLC

By:	/s/ Andrew Berger
Name:	Andrew Berger
Title:	Manager

AB VALUE MANAGEMENT, LLC

By:	/s/ Andrew Berger
Name:	Andrew Berger
Title:	Manager

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 7, 2017.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Text of Summary Advertisement, dated April 7, 2017.*
(a)(1)(G)	Letter to Shareholders of Security Land & Development Corporation, dated April 7, 2017.*
(a)(5)(A)	Press Release issued by Purchasers, dated April 1, 2017.*
(a)(5)(B)	Press Release issued by Purchasers, dated May 2, 2017.*
(a)(5)(C)	Press Release issued by Purchasers, dated May 12, 2017.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

____________
* Previously filed.

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